

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2017

Via E-mail
Sun Kui
President
Shemn Corp.
Baiyun District, Fuli Taiyuan A9, 904
Guagnzhou, China 510165

      Re: **Shemn Corp.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed March 30, 2017
             File No. 333-216465

Dear Mr. Kui:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

General

1. We note your response to comment 2 and we reissue in part. Specifically, please revise the statement that shares may be sold "from time to time" on page 19.

Cover Page, page 3

2. We note your response to comment 3 and reissue the comment. Please highlight the cross reference to the Risk Factors by prominent type. See Item 501(b)(5) of Regulation S-K.

3. We note your disclosure that the offering will continue for 360 days. We also note the statements that the offering shall terminate on the "the 181st day after effective date." Please reconcile the statements.

Prospectus Summary, page 5

4. We note your disclosure that your company has not generated revenues since incorporation. We also note the disclosure elsewhere that states that your company "has received revenues to the date" under certain contracts. Please reconcile or clarify these statements.

Risk Factors, page 9

5. We note your response to Comment 8 and reissue the comment in part. Specifically, the risk factor disclosure stating that your company has "elected to use the extended transition period…" is inconsistent with statements on page 8 indicating that your company has irrevocably opted out of the exemption. Please correct to present consistent disclosure.

Use of Proceeds, page 15

6. We note your response to comment 9 and reissue in part. Specifically, we note the statement that the proceeds table only reflects exemplary costs.

7. We note your response to comment 10 and reissue. It is unclear whether Mr. Kui will be reimbursed for the $7,000 registration costs. Please clarify or advise.

Exhibits

8. We note your response to comment 13 and reissue. Specifically, we note your company is incorporated in the state of Nevada but the legality opinion is opining under the laws of the state of Arizona. Please revise to opine under the laws of the state of incorporation.

9. Please confirm that the exhibit filed as Exhibit 10.1 is the complete exhibit. We note the prior exhibit included a section VIII, which was not complete. Also, please file the executed agreement.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Joseph Lacome, Esq.